

Mail Stop 3720

April 23, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

> **Re:** **Asia Premium Television Group, Inc.**
> **Form 10-K**
> **Filed: April 17, 2009**
> **File No. 33-33263**

Dear Mr. Xing:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your latest audit report was signed by an auditing firm located in New York City, NY. After asking your auditors, please tell us where the majority of the audit work

was conducted and tell us how they concluded that it is appropriate to have an audit report issued by an auditor licensed in New York when almost all of your operations are in the PRC. In addition, please have your auditor tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.

Consolidated balance sheets, page F-3

2.   Your audited consolidated balance sheet as of September 30, 2008 on page F-3 differs significantly from the audited September 30, 2008 consolidated balance sheet on page 3 of your December 31, 2008 Form 10-Q. Please tell us why.

Consolidated statements of changes in stockholders' equity (deficiency), page F-5

3.   Refer to eighth and ninth paragraphs of page F-12, which disclose the issuance of warrants to investors on July 22, 2007 and July 4, 2008. These warrants appear to have exercisable at discount to market for exercise prices of $ 1.65 and $ 1.00. Moreover, these transactions do not appear to be reflected in your consolidated statements of changes in stockholders' equity (deficiency) on page F-5. Tell us how you accounted for the issuance of these warrants. Address the related equity transaction with Her Village Limited as disclosed in the sixth paragraph of page F-5. Identify the consideration exchanged and tell us how you determined the value of the consideration exchanged.

Consolidated Statements of Cash Flows, page F-6

4.   We note that you consolidate all of your subsidiaries. In this regard please explain to us why you present a line item for $ 6,390,759 of cash "investment in subsidiaries" in your cash flows from investing activities for the year ended September 30, 2008. Disaggregate this $ 6,390,759 amount for us so that we may better understand your disclosures

Note 1 – Summary of Significant Accounting Policies, page F-7
Organization, page F-7

5.   We note the simultaneous agreements to sell and acquire operations on January 3, 2008, as disclosed in the fourth and sixth paragraphs of page F-7, for similar cash amounts of $ 4.5 million. Tell us whether this disposition and this purchase were component parts of a planned transaction. Tell us about any related agreements between the Registrant, Fanya Advertizing Company Ltd., China Mobile Communications Association, Union Max Enterprises, Ltd., Jiangxi Hongcheng Tengyi Telecommunication Company, Ltd. and affiliates. Identify for us any common owners, directors and/or officers shared by these companies and their affiliates.

Subsidiaries, page F-7

6.   Refer to the sixth paragraph of page F-7 of this Form 10-K, which indicates that the Registrant is entitled to 70% of the profits of Jiangxi Hongcheng Tengyi Telecommunication Company, Ltd.   Refer to the second paragraph of Form 8-K dated January 8, 2008, which indicates that that the Registrant acquired a 70% stock ownership interest in Jiangxi Hongcheng Tengyi Telecommunication Company, Ltd. (JXHC). Please clarify this inconsistency.

7.   Describe the terms of your interest in JXHC. Indicate the extent of your direct ownership over JXHC. Tell us whether you accounted for JXHC as a VIE. In this regard, refer to the fifth paragraph of page F-13 and explain to us why JXHC's minority shareholders absorbed all of JXHC's losses for fiscal year ended September 30, 2008.

8.   Explain China Mobile Communications Association's ("CMCA") involvement in this acquisition as we note that CMCA is not-for–profit organization led directly by the Ministry of Information Industry.

9.   Further, explain how you applied the criteria of Rule 8-04 and 8-05 of Regulation S-X in your consideration of whether or not you were required to file historical and pro forma financial information for the China Mobile Communications Association and JHXC for this transaction. Give us your calculation under Rule 8-04 of Regulation S-X. Give us your related calculations.

Management's Discussion and Analysis
Results of Operations, page 12

10.   Refer to Instructions 3 and 4 to Item 303(a) of Regulation S-K and expand your discussion of results of operations to include a more robust description of the causes of material changes in year to year line items. Specifically focus on known material events and uncertainties that will have an impact on future operations, which have not done so in the past, and matters which have had a historic impact which will not do so in the future.

Form 10-Q for December 31, 2008
Financial Statements
Note 11 – Operations to be disposed of, page 13

11.   Tell us how you determined your loss on disposal of your "top-up" services business.   Tell us how you adjusted the depreciable lives of property, plant and equipment of this discounted operation. Explain to us why you report minority interest in this disputed operation apparently as a recoverable contra-liability of $113,503. Moreover, it is unclear to us how and when the Jiangxi wireless top-up business will be classified as long-lived assets to be disposed of by sale. Please explain. Address each of to criteria of paragraph 30 of SFAS 144.

Note 12 – Subsequent Events, page 24

12.   Refer to the last three paragraphs of page 14 and tell us how you accounted for your
        investor registration default obligation for 1,000,000 common shares. Please refer to all
        pertinent authoritative accounting literature in your response.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 20

13.   Similarly, it would appear that your plans to develop your own internet based mobile media
        entertainment content for your Mobile and Internet Content Production and Distribution
        Business would be capital intensive. Tell us also of your consideration of the capital
        resources you will need to pursue this line of business. Future filings should address the
        demands, trends and uncertainties that your second line of business will place upon your
        available liquidity. See Items 303(a)(1) and (2) of Regulation S-K and address from where
        you expect to acquire the necessary capital resources for your Mobile and Internet Content
        Production and Distribution Business in light of your 2 to 3 year window of opportunity for
        your 2G and 2.5G technology services.

Exhibit 31.2
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14.   Please amend to refile a proper Section 302 certification. The certification presented as
        Exhibit 31.2 describes itself a certification by "Mark Mi, the Finance Controller of Asia
        Premium Television Group, Inc. However, it is signed by Lisa Xu, Finance Controller.

Exhibit 32.2
Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002.

15.   Please amend to refile a proper Section 1350 certification. The certification presented as
        Exhibit 32.2 describes itself a certification by "Jing Xing, Chief Executive Officer of the
        Company". However, it is signed by Lisa Xu, Finance Controller.

        As appropriate, please amend your filing and respond to these comments within 10 business
days or tell us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistance Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director